Exhibit 24

Confirming Statement

This statement confirms that the undersigned, Brian Moore,

has authorized and designated Fred Hite to execute and file

on the undersigned's behalf all Forms 3, 4 and 5 (including

any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as

a result of the undersigned's ownership or transactions in

securities of Symmetry Medical Inc.  The authority of Fred

Hite under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of Symmetry

Medical Inc., unless earlier revoked in writing.  The

undersigned acknowledges that Fred Hite is not assuming any

of the undersigned's responsibilities to comply with

Section 16 of the Securities Exchange Act of 1934.

Date:  February 21, 2006       /s/ Brian Moore

                               Brian Moore